SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

Notice to the Market

Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly-held company, headquartered in the city and State of São Paulo, located at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001-65, publicly announces, according to information received from its shareholder CAPITAL GROUP INTERNATIONAL, INC on March 29, 2005, the following notice to the market:

Under the terms of article 12, main section, of instruction # 358 issued by CVM – Brazilian Securities Commission as of 1.3.2002, Capital Group International, Inc., an organized society existing under the terms of the United States of America rules, located at 333, South Hope Street, Los Angeles, California 90071, USA (“CGII”), holder of offshore investment managing companies, announces that it has acquired for its clients through a stock exchange operation preferred shares (“PN shares”) issued by Net Serviços de Comunicação S.A.. CGII already manages for its clients PN shares issued by the Company corresponding to 4.08% of the total outstanding PN shares. With this acquisition, CGI now manages a total of 73,749,000 PN shares issued by the Company, corresponding to 6.14% of the total outstanding PN shares. No other subsidiary owned by CGII holds shares issued by the Company. This is a minority investment that does not change the Company’s ownership structure. Currently, CGII has no intent of holding any amount of shares issued by the Company in its own investment portfolio. There are no convertible debentures, directly or indirectly held by CGII or person related to CGII, neither are there any agreements or contracts that regulate the direct voting rights or the purchase and sale of shares issued by the Company that CGII or any person related to CGII is part of.

São Paulo, April 26, 2005.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.